Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 20, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11334
Balanced Income Equity and ETF Portfolio, Series 67
(the “Trust”)
CIK No. 2006473 File No. 333- 276833

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

2.The Staff notes that the Trust invests in dividend-paying common stocks and ETFs. Please consider including a description of the ETFs in the section entitled “Objectives.”

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure in the section entitled “Objectives” has been modified to note its investment in fixed income ETFs.

3.The Staff notes that the order of disclosure in the section entitled “Portfolio Selection Process” is inconsistent with the order of investments in the first paragraph of that section. Please consider revising.

Response:In accordance with the Staff’s comment, the Trust confirms that the order of the disclosure in the section entitled “Portfolio Selection Process” has been revised to match the order of investments in the first paragraph of that section.

4.Please consider moving the last paragraph of the section entitled “Portfolio Selection Process” to the beginning of the section.

Response:In accordance with the Staff’s comment, the Trust confirms that the last paragraph of the section entitled “Portfolio Selection Process” has been moved to the beginning of the section.

Risk Factors

5.With respect to “companies with various market capitalizations,” if the Trust has exposure to small and/or mid capitalization companies, please include a risk factor for small and/or mid capitalization companies.

Response:If the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus. If the Trust does not have exposure to small and/or mid capitalization companies, the “Additional Portfolio Contents” disclosure will be revised accordingly.

6.Please consider including a lack of diversification risk factor for the Trust’s investment in common stocks.

Response:With respect to the Staff’s comment, the Trust believes that the existing risk disclosure is appropriate for the Trust’s investments; however, the Sponsor intends to consider adding risk disclosure for lack of diversification where a future trust invests in a relatively small number of securities, or has outsized exposure to a small number of securities.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon